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Attention:       Kristi Marrone, Staff Accountant

      Mark Rakip, Staff Accountant

Re:	Kennedy-Wilson Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2017

Ladies and Gentlemen:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on July 31, 2017 (the “Comment Letter”), with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.	We note your response to prior comment 1. Please address the following based on your proposed disclosure provided in Appendix A:

•	begin your reconciliation with Operating income as presented on your statement of operations ($53.4 million for 4Q 2016);

•	remove the reference to GAAP in your disclosure of Property-Level NOI and Revenue, as the exclusion of hotel operations results in a non-GAAP financial measure;

•	detail the components of the “non-property operating expenses” line item attributable to your Investments segment; and

August 9, 2017

•

separately state or quantify the additional adjustments such as foreign exchange rates, straight-line and above/below market rents, and certain non-recurring expenses described in footnote 3, or disclose that these adjustments are not material.

Response: The Company acknowledges the Staff’s comment and has revised the reconciliation to address the Staff’s comments. Attached as Annex A is the revised reconciliation that the Company included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which is in the form the Company intends to include in future periodic reports that include such NOI metrics.

2.

We note your response to prior comment 3. Please tell whether the gains recorded were for divestures of your joint venture investments or were generated from property sales at the investee level. Additionally, tell us the amount of gain recorded by each of the five investees and address whether/how such sales at the investee level, if applicable, potentially qualified for discontinued operations in accordance with ASU 2014-08. Further, tell us whether the company has maintained its investment in each these five investees. We may have further comment.

Response: In response, the Company has provided the following information relating to these five investees:

	Amount of Gain	Description
1.	$28,031,000	Disposition gain from sale of property at the investee level; no further investment
2.	$11,378,000	Disposition gain from sale of property at the investee level; no further investment
3.	$10,453,000	Disposition gain from sale of property at the investee level; no further investment
4.	$24,312,000	Dilution gain from divestiture of ownership interests; continuing investment
5.	$19,516,000	Dilution gain from divestiture of ownership interests; continuing investment

The Company acknowledges that ASC Topic 205-20 expanded the scope of discontinued operations presentation requirements to include equity method joint venture investments. The Company respectfully notes that it was determined that such dispositions did not meet the definition of a discontinued operation at the reporting entity. The dispositions, both individually and in the aggregate, did not represent “a strategic shift that has (or will have) a major effect on an entity’s operations and financial results” as contemplated by Topic 205-20. Using guidance provided by Topic 205-20, the Company concluded that these dispositions did not represent a disposal of a major geographical area, a major line of business, a major equity method investment, or other major part of the Company. In further support of these assertions, the Company notes that its basis in unconsolidated investments at December 31, 2016 substantially increased to $560 million during the period in which the above-referenced assets were liquidated while maintaining presence in all previous geographic markets and product types.

* * *

August 9, 2017

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ JULIAN T.H. KLEINDORFER
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	William J. McMorrow, Kennedy-Wilson Holdings, Inc.

Justin Enbody, Kennedy-Wilson Holdings, Inc.

In Ku Lee, Kennedy-Wilson Holdings, Inc.

ANNEX A

Revised Illustrative NOI Reconciliation

(See Attached)

Kennedy-Wilson Holdings, Inc

Same Property Reconciliation

(Unaudited, Dollars in millions)

	2Q - 2017		2Q - 2016
	Same Property		Same Property
	Revenue	NOI	Revenue	NOI

Operating Income	$12.9	$12.9	$16.3	$16.3
Less: Sale of real estate	(12.8)	(12.8)	(12.3)	(12.3)
Less: Investment management, property services and research fees	(7.7)	(7.7)	(13.5)	(13.5)
Less: Loans and other income	(4.5)	(4.5)	(3.6)	(3.6)
Add: Rental operating	36.6	—	32.8	—
Add: Hotel operating	22.8	—	23.6	—
Add: Cost of real estate sold	9.6	9.6	9.2	9.2
Add: Commission and marketing	1.7	1.7	1.8	1.8
Add: Compensation and related	45.5	45.5	40.5	40.5
Add: General and administrative	10.0	10.0	11.8	11.8
Add: Depreciation and amortization	52.1	52.1	48.9	48.9
Less: Income from unconsolidated investments	(13.4)	(13.4)	(8.4)	(8.4)

Property-Level (Consolidated)	$152.8	$93.4	$147.1	$90.7
Less: NCI adjustments (1)	(61.0)	(39.6)	(66.9)	(45.0)
Add: Unconsolidated investment adjustments (2)	15.5	10.6	14.9	10.1
Add: Straight-line and above/below market rents	(2.9)	(2.9)	(1.4)	(1.4)
Less: Reimbursement of recoverable operating expenses	(2.0)	—	(1.9)	—
Less: Properties bought and sold (3)	(12.9)	(8.3)	(4.8)	(3.4)
Less: Other properties excluded (4)	(2.1)	(0.6)	(4.2)	(2.2)
Other Reconciling Items (5)	(1.9)	(0.3)	(2.0)	0.9

Same Property	$85.5	$52.3	$80.8	$49.7

	2Q - 2017		2Q - 2016
	Same Property		Same Property
Same Property (Reported)	Revenue	NOI	Revenue	NOI

Commercial - Same Property	$18.4	$16.2	$18.4	$16.2
Multifamily Market Rate Portfolio - Same Property	41.1	27.3	38.8	25.8
Multifamily Affordable Portfolio - Same Property	6.3	4.2	6.1	3.9
Hotel - Same Property	19.7	4.6	17.5	3.8

Same Property	$85.5	$52.3	$80.8	$49.7

(1)	Represents rental revenue and operating expenses and hotel revenue and operating expenses attributable to non-controlling interests
(2)	Represents the Company’s share of unconsolidated investment rental revenues and net operating income, as applicable, which are within the applicable same property population.
(3)	Represents properties excluded from the same property population that were purchased or sold during the applicable period.
(4)	Represents properties excluded from the same property population that were not during the applicable period.
(5)	Represents other properties excluded from the same property population that were not classified as either a commercial or multifamily property within the Company’s portfolio. Also includes immaterial adjustments for foreign exchange rates, changes in ownership percentages, and certain non-recurring income and expenses.

3

Kennedy-Wilson Holdings, Inc

Property-Level NOI Reconciliation

(Unaudited, Dollars in millions)

	Property-Level NOI
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Operating Income	$12.9	$16.3	$54.1	$44.8
Less: Sale of real estate	(12.8)	(12.3)	(13.6)	(14.2)
Less: Investment management, property services and research fees	(7.7)	(13.5)	(25.2)	(32.6)
Less: Loans and other income	(4.5)	(3.6)	(6.5)	(5.8)
Add: Cost of real estate sold	9.6	9.2	10.3	10.6
Add: Commission and marketing	1.7	1.8	3.7	3.5
Add: Compensation and related	45.5	40.5	78.2	86.2
Add: General and administrative	10.0	11.8	19.9	22.0
Add: Depreciation and amortization	52.1	48.9	101.8	97.3
Less: Income from unconsolidated investments	(13.4)	(8.4)	(35.9)	(27.6)

Property-Level NOI (Consolidated)	$93.4	$90.7	$186.8	$184.2
Less: NCI adjustments (1)	(40.6)	(44.1)	(82.3)	(93.3)
Add: Unconsolidated investment adjustments (2)	12.1	13.5	23.8	26.7

Property-Level NOI (KW Share)	$64.9	$60.1	$128.3	$117.6

(1)	Rental revenues and operating expenses and hotel revenues and operating expenses attributable to non-controlling interests.
(2)	The Company’s share of unconsolidated investment net operating income.